NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Shareholders Vote in line with Management’s Recommendations for All Resolutions at the Annual Shareholders Meeting

May 4, 2016 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) held its annual shareholders meeting on May 4, 2016, at Agrium Place in Calgary, Alberta. A total of 106,631,407 shares, representing 77.17% of shares outstanding were represented in person or by proxy.

Below are the results of the matters that were voted on by shareholders:

1.	Election of Directors

Agrium’s ten director nominees were elected:

Nominee	Votes For (percent)	Votes Withheld (percent)

Maura J. Clark	99.60%	0.40%

David C. Everitt	98.78%	1.22%

Russell K. Girling	99.56%	0.44%

Russell J. Horner	99.00%	1.00%

Mirand C. Hubbs	99.60%	0.40%

Chuck V. Magro	99.80%	0.20%

A. Anne McLellan	99.41%	0.59%

Derek G. Pannell	99.80%	0.20%

Mayo M. Schmidt	99.50%	0.50%

William S. Simon	99.52%	0.48%

2.	Appointment of Auditors

The re-appointment of KPMG LLP as auditors was approved.

Votes For (percent)	Votes Withheld (percent)

97.52%	2.48%

3.	Advisory Vote on Executive Compensation

The advisory vote on management’s approach to executive compensation was approved.

Votes For (percent)	Votes Against (percent)

97.47%	2.53%

4.	Approval of the Amended and Restated Shareholder Rights Plan

The Amended and Restated Shareholder Rights Plan was approved.

Votes For (percent)	Votes Against (percent)

84.00%	16.00%

About Agrium

Agrium Inc. is a major producer and distributor of agricultural products and services in North America, South America, Australia and Egypt through its agricultural retail-distribution and wholesale nutrient businesses. Agrium supplies growers with key products and services such as crop nutrients, crop protection, seed, and agronomic and application services, thereby helping to meet the ever growing global demand for food and fiber. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of over nine million tonnes and with competitive advantages across all product lines. Agrium retail-distribution has an unmatched network of over 1,400 facilities and approximately 3,800 crop consultants. We partner with over half a million grower customers globally to help them increase their yields and returns on more than 50 different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761